Exhibit 99.1

     FORM 1 ON MONTHLY INFORMATION FOR ENTITIES WITH OUTSTANDINB BOND ISSUES
ISSUER            : COCA COLA EMBONOR S.A. THROUGH ITS CAYMAN ISLAND AGENCY
INFORMATION AS OF : OCTOBER 31, 2004


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
NUMBER AND   SERIES  DATE OF    PLACEMENT  INITIAL      FACE AMOUNT  ADJUST- ADJUSTED     INTEREST   PAR        INTEREST  AMORTIZA-
DATE OF              NOMINAL    EXPIRY     FACE         PLACED       MENT    FACE         ACCRUED    VALUE      PAID IN   TIONS PAID
REGISTRATION         ISSUE      DATE       AMOUNT       AND          INDEX   AMOUNT       AND                   THE       IN THE
IN THE                                     PLACED       OUTSTANDING          OUTSTANDING  UNPAID                MONTH     MONTH
SECURITIES                                 US$          US$                  KCH$         KCH$       KCH$       KCH$      KCH$
REGISTRY
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
ISSUED IN    UNIQUE  March 25,  March 15,  143,400,000  143,400,000  US$     88,031,826   1,110,790  89,142,616     -       -
                     1999       2006
NEW YORK             March 25,  March 15,   16,600,000   14,600,000  US$      8,962,794     113,093   9,075,887     -       -
                     1999       2006
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                     TOTALS                160,000,000  158,000,000          96,994,620   1,223,884  98,218,504     -       -
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THE UNDERSIGNED DECLARES THAT THE INFORMATION IN THIS FORM IS TRUE AND CORRECT
AND HE ASSUMES THE CORRESPONDING LEGAL LIABILITY FOR THE SAME.




              ANDRES VICUNA GARCIA-HUIDOBRO
              -----------------------------
                GENERAL MANAGER SIGNATURE



                                                         MONTHLY CHANGE
                                                  ---------------------------
                                                  EXCHANGE RATE        613.89
                                                  ---------------------------

                                                  ---------------------------
                                                  INTEREST RATE        9.875%
                                                  ---------------------------
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